Filed by Global Partner Acquisition Corp II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Global Partner Acquisition Corp II

Commission File No. 001-39875

Exclusive: Lithium Refiner Stardust Power Expects SPAC Deal Completion in June | Benzinga

On May 21, 2024, Benzinga published the following article that includes an interview with Roshan Pujari, Co-Founder and CEO of Stardust Power:

Lithium refining company Stardust Power is expected to begin trading on the Nasdaq in June following the completion of a $490 million blank-check deal, CEO Roshan Pujari told Benzinga.

The company is currently building a lithium refinery in Oklahoma.

The SPAC comes at a time when lithium prices are well off their highs from 2022 amid tempered expectations about the electric vehicle industry. Demand for the battery metal is expected to strengthen over the long term as more electric vehicles (EVs) are adopted.

“We remain bullish on EV growth,” Pujari said.

One reason is that states including California are phasing out the sale of new cars with purely internal combustion engines, he said.

New York, Maryland, Massachusetts, New Jersey, Oregon, Rhode Island, Washington, Virginia and the District of Columbia have followed California’s lead in a full ban of new sales of pure internal combustion engine vehicles in 2035. Europe is also clamping down on those types of automobiles.

Expectations for strong EV demand helped lift lithium prices to record highs in 2022. Since then, major automakers have tempered their expectations for EV production as consumers worry about EV expense, range and charging time. EV sales are still growing, just at a slower rate.

In the meantime, the Biden administration has been looking to bolster supply chains for minerals critical to the energy transition from outside China, which dominates lithium refining.

Pujari said he is “cautiously optimistic” about lithium prices rising as Chinese processors have been destocking.

“Chinese processors working through excess inventory tightens the market,” he said.

The ability to manufacture battery grade lithium outside China is important, Pujari said.

To that end, Stardust Power is developing a lithium refinery in Oklahoma that is expected to be able to produce up to 50,000 metric tons of battery-grade lithium from American brine sources.

To help raise capital for the project, Stardust plans to go public on the Nasdaq under the ticker symbol SDST via a combination with special purpose acquisition company Global Partner Acquisition Corp II GPAC, also known as a blank-check company.

Pujari said he expects the deal to close and the new listing be effective in June.

In addition to the refinery, Stardust is developing upstream lithium supply lines to become a more vertically integrated company.

Last week, Vancouver-based Usha Resources Ltd. USHAF said it had signed a letter of intent granting Stardust the right to earn up to a 90% interest in Usha’s Jackpot Lake lithium brine project minus a 2% royalty.

In February, Australia-based QX Resources Ltd. said it and Stardust signed a letter of intent to assess brines from QXR’s Liberty lithium brine project in California.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act” and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, Global Partner Acquisition Corp II’s (“GPAC II”) and Stardust Power Inc.’s (the “Stardust Power”) ability to consummate the transaction, the benefits of the transaction, GPAC II’s and Stardust Power’s future financial performance following the transaction, as well as GPAC II’s and Stardust Power’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on GPAC II’s and Stardust Power’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. GPAC II and Stardust Power caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of GPAC II and Stardust Power. These risks include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of GPAC II’s securities; (ii) the risk that the proposed business combination may not be completed by GPAC II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GPAC II; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GPAC II’s shareholders and Stardust Power’s stockholders, the satisfaction of the minimum trust account amount following redemptions by GPAC II’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Stardust Power’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in Stardust Power’s employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against GPAC II or Stardust Power related to the agreement and the proposed business combination; (vii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (viii) the ability to maintain the listing of GPAC II’s securities on the Nasdaq; (ix) the price of GPAC II’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Stardust Power plans to operate, variations in performance across competitors, changes in laws and regulations affecting Stardust Power’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (xi) the impact of the global COVID-19 pandemic; (xii) risks that GPAC II and/or Stardust will be unable to raise additional funds through a private placement or equity or debt raise by prior to or in connection with Closing; (xiii) risks that the anticipated growth of the Lithium industry may not be achieved; and (xiv) other risks and uncertainties related to the transaction set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in GPAC II’s prospectus relating to its initial public offering (File No. 333-351558) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2021 and other documents filed, or to be filed with the SEC by GPAC II, including GPAC II’s periodic filings with the SEC, including GPAC II’s Annual Report on Form 10-K filed with the SEC on March 19, 2024, Annual Report on Form 10-K/A filed with the SEC on April 22, 2024 and any other Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. GPAC II’s SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

The foregoing list of factors is not exhaustive. There may be additional risks that neither GPAC II nor Stardust Power presently know or that GPAC II or Stardust Power currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in GPAC II’s proxy statement contained in the registration statement on Form S-4 (File No. 333-276510) filed with the SEC on January 12, 2024 (the “Registration Statement”, as amended or supplemented), including those under “Risk Factors” therein, and other documents filed by GPAC II from time to time with the SEC. The Registration Statement is now effective, having been declared effective by the SEC on May 10, 2024. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GPAC II and Stardust Power assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GPAC II nor Stardust Power gives any assurance that either GPAC II or Stardust Power will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, GPAC II has filed a Registration Statement with the SEC that includes a preliminary prospectus with respect to GPAC II’s securities to be issued in connection with the proposed transactions and a preliminary proxy statement with respect to the shareholder meeting of GPAC II to vote on the proposed transactions (the “proxy statement/prospectus”). GPAC II may also file other documents regarding the proposed business combination with the SEC. The proxy statement/ prospectus contains important information about the proposed business combination and the other matters to be voted upon at an extraordinary general meeting of GPAC II’s shareholders to be held to approve the proposed business combination and other matters and may contain information that an investor may consider important in making a decision regarding an investment in GPAC II’s securities. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF GPAC II AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL RELEVANT DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT GPAC II, STARDUST POWER AND THE PROPOSED BUSINESS COMBINATION.

The Registration Statement has been declared effective. The definitive proxy statement/prospectus will be mailed to GPAC II shareholders as of the record date to be established for voting on the proposed transactions. Shareholders of GPAC II are able to obtain free copies of the Registration Statement and, once available, will also be able to obtain free copies of the definitive proxy statement/ prospectus and all other relevant documents containing important information about GPAC II and Stardust Power filed or that will be filed with the SEC by GPAC II through the website maintained by the SEC at http://www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC or by contacting Morrow Sodali LLC, GPAC II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

GPAC II, Stardust Power and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from GPAC II’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers of GPAC II and a description of their interests in GPAC II is set forth in GPAC II’s filings with the SEC (including GPAC II’s prospectus relating to its initial public offering (File No. 333-251558) declared effective by the SEC on January 11, 2021, GPAC II’s Annual Report on Form 10-K filed with the SEC on March 19, 2024, Annual Report on Form 10-K/A filed with the SEC on April 22, 2024 and subsequent filings on Form 10-Q and Form 4). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and is not intended to and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GPAC II, Stardust Power or the combined company or a solicitation of any vote or approval, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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